UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Project Agreement reached with the Ministry of Productive Activities for the Termoli and Pratola Serra plants and the Elasis research center

    SIGNATURES

Project Agreement reached with the Ministry of Productive Activities for the Termoli and Pratola Serra plants and the Elasis research center

This morning the Ministry of Productive Activities, Fiat Powertrain Italia, FMA, and Elasis (the Fiat Group’s center for advanced research) signed a project agreement providing for an investment plan to support Fiat manufacturing plants at Pratola Serra (Avellino) and Termoli (Campobasso) and the research activities carried out at Pomigliano d’Arco (Naples).

The Minister of Productive Activities, Claudio Scajola, the Fiat Group Head of Institutional Relations, Ernesto Auci, and the Chief Executive Officer of Elasis, Nevio Di Giusto, were present.

Today’s agreement is part of the general Program Agreement reached with the Italian Government in December 2002.

The plan calls for the following measures:
-	an industrial investment of approximately €180 million in the FMA plant at Pratola Serra for production of new diesel engines (1.6 and 1.9 JTD two and four-valve engines);
-
an industrial investment of approximately €434 million in the Powertrain Italia plant at Termoli for a new highly automated and flexible production line that will make advanced generation gasoline powered engines able to respond quickly to changes in demand, and the new M40 transmission for light commercial vehicles of Sevel Val di Sangro;

-	an investment of approximately €33 million euros earmarked for research and development activities specifically performed by Elasis in the design of new engines.

The Fiat Group’s commitment of €647 million will be supplemented by a Government contribution of approximately €82 million.

Pomigliano d’Arco, February 21, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 22, 2006

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney